

February 12, 2024

Gurminder Sangha
President and Chief Executive Officer
FE Battery Metals Corp.
700 West Georgia Street, 25th Floor
Vancouver, British Columbia, Canada, V7Y 1B3

> **Re: FE Battery Metals Corp.**
> **Form 20-F for Fiscal Year Ended March 31, 2023**
> **File No. 000-29870**

Dear Gurminder Sangha:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2023

Item 4. Information on the Company
D. Property, Plant and Equipment, page 19

1. Please clearly distinguish between material and non-material properties and provide the disclosure under subpart 1300 of Regulation S-K, as required by the Instructions to Item 4 of Form 20-F. Summary disclosure should include a summary of all properties, including material and non-material properties, and include the information required by Item 1303(b) of Regulation S-K. The individual property disclosure should include the information required by Item 1304 of Regulation S-K for each material property.

    The summary disclosures should appear in advance of and incremental to the individual property disclosures. The information required for the individual property disclosure are more extensive and detailed in comparison.

    Please revise your filing to include and differentiate between the summary and individual property disclosures to comply with the aforementioned guidance.

2.   Please revise to include disclosure regarding your internal controls related to your exploration program as required by Item 1305 of Regulation S-K.

Item 15. Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 46

3.   Please revise your disclosure to identify the version of the COSO Framework you used in your evaluation of the Company's internal control over financial reporting (i.e., 1992 or 2013). Refer to Item 308(a)(2) of Regulation S-K.

Exhibit F-1
Report of Independent Registered Public Accounting Firm, page 2

4.   We note the audit opinion indicates that the "financial statements" include "a summary of significant accounting policies and other explanatory information." Please make arrangements with your auditor to revise their report to specifically reference "the related notes and any related schedule(s)" in the first sentence of the first paragraph. Refer to PCAOB Auditing Standard 3101.08(d).

5.   We note that in addressing matters of going concern, the audit opinion states "the existence of a material uncertainty that casts significant doubt about the Company's ability to continue as a going concern." Please make arrangements with your auditor to revise their report to clearly state that there is substantial doubt about your ability to continue as a going concern, if true. Refer to PCAOB Auditing Standard 2415.

Notes to the Financial Statements
2. Significant Accounting Policies
(a) Statement of Compliance, page 8

6.   We note your statement that these "financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 1, Presentation of Financial Statements ("IAS 1") as issued by the International Accounting Standards Board ("IASB")." Please revise this disclosure to state unreservedly and explicitly that the financial statements comply with IFRS as issued by the IASB. Refer to Item 17(c) of Form 20-F.

General

7.   Your filing does not include the required Inline XBRL presentation in accordance with Item 405 of Regulation S-T. Please file an amendment to the filing to include the required Inline XBRL presentation.

8.   It appears that you have not furnished interim financial information on Form 6-K. Per General Instruction B to Form 6-K, this information is required to be furnished in the U.S. when certain criteria are met as outlined in the General Instruction. Please revise to furnish your interim financial information on Form 6-K, or tell us why you are not required to furnish this information.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer O'Brien at 202-551-3721 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions about engineering comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation